UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Barnes Group Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

067806109

(CUSIP Number)

IRENIC CAPITAL MANAGEMENT LP

767 Fifth Avenue, 15th Floor

New York, New York 10153

ANDREW FREEDMAN

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 18, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 067806109

1	NAME OF REPORTING PERSON

Irenic Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,572,142
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,572,142
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,572,142
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

PN, IA

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CUSIP No. 067806109

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.01 per share (the “Shares”), of Barnes Group Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 123 Main Street, Bristol, Connecticut 06010.

Item 2.	Identity and Background.

(a)       This statement is being filed by Irenic Capital Management LP, a Delaware limited partnership (“Irenic Capital” or the “Reporting Person”), the investment manager of Irenic Capital Evergreen Master Fund LP, a Cayman Islands limited partnership (“Irenic Evergreen Master”), Irenic Capital Opportunity Master Fund LP, a Cayman Islands limited partnership (“Irenic Opportunity Master”) and Irenic Schooner LLC, a Delaware limited liability company (“Irenic Schooner” and together with Irenic Evergreen Master and Irenic Opportunity Master, the “Irenic Funds”), with respect to the Shares held by the Irenic Funds. Irenic Capital Management GP LLC, a Delaware limited liability company (“Irenic Capital GP”), is the general partner of Irenic Capital. Irenic Capital Evergreen Fund GP LLC, a Delaware limited liability company (“Irenic Evergreen GP”), is the general partner of Irenic Evergreen Master and managing member of Irenic Schooner. Irenic Capital Opportunity Fund GP LLC, a Delaware limited liability company (“Irenic Opportunity GP”), is the general partner of Irenic Opportunity Master. Adam Katz is the Chief Investment Officer of Irenic Capital and a managing member of each of Irenic Capital GP, Irenic Evergreen GP and Irenic Opportunity GP. Andrew Dodge is the Director of Research of Irenic Capital and a managing member of each of Irenic Capital GP, Irenic Evergreen GP and Irenic Opportunity GP.

(b)       The business address of each of Irenic Evergreen Master, Irenic Opportunity Master, Irenic Schooner, Irenic Capital, Irenic Capital GP, Irenic Evergreen GP, Irenic Opportunity GP and Messrs. Katz and Dodge is 767 Fifth Avenue, 15th Floor, New York, New York 10153.

(c)       The principal business of Irenic Capital is serving as the investment manager for the Irenic Funds. The principal business of the Irenic Funds is investing in securities. The principal business of Irenic Capital GP is serving as the general partner of Irenic Capital. The principal business of Irenic Evergreen GP is serving as the general partner of Irenic Evergreen Master and managing member of Irenic Schooner. The principal business of Irenic Opportunity GP is serving as the general partner of Irenic Opportunity Master. The principal business of Mr. Katz is serving as the Chief Investment Officer of Irenic Capital and a managing member of each of Irenic Capital GP, Irenic Evergreen GP and Irenic Opportunity GP. The principal business of Mr. Dodge is serving as the Director of Research of Irenic Capital and a managing member of each of Irenic Capital GP, Irenic Evergreen GP and Irenic Opportunity GP.

(d) and (e) During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Irenic Capital is a Delaware limited partnership. Irenic Evergreen Master and Irenic Opportunity Master are Cayman Islands limited partnerships. Irenic Schooner, Irenic Capital GP, Irenic Evergreen GP and Irenic Opportunity GP are Delaware limited liability companies. Messrs. Katz and Dodge are citizens of the United States of America.

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CUSIP No. 067806109

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by the Reporting Person were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,572,142 Shares beneficially owned by the Reporting Person is approximately $70,892,799, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Irenic Capital believes the securities of the Issuer are undervalued and represent an attractive investment opportunity. Irenic Capital has formally nominated two (2) highly-qualified candidates, Adam Katz and Larry A. Lawson, for election to the Board of Directors (the “Board”) at the Issuer’s 2024 annual meeting of stockholders (the “Annual Meeting”). Since November, Irenic Capital has attempted to engage in a constructive and private dialogue with the Board and management in hopes of achieving a cooperative resolution.

Irenic Capital may consider, explore and/or develop plans and/or make proposals (whether preliminary or final) with respect to, among other things, potential changes in the Issuer's operations, management, organizational documents, composition of the Board, ownership, capital or corporate structure, sale transactions, dividend policy, strategy and plans. Irenic Capital intends to communicate with the Issuer's management and Board about, and may enter into negotiations and agreements with them regarding, the foregoing and a broad range of operational and strategic matters and to communicate with other stockholders or third parties, including potential acquirers, service providers and financing sources regarding the Issuer. Irenic Capital may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. Irenic Capital may change its intentions with respect to any and all matters referred to in this Item 4. It may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

Irenic Capital intends to review its investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to Irenic Capital, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, Irenic Capital may endeavor (i) to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as Irenic Capital may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Shares without affecting their beneficial ownership of the Shares. In addition, Irenic Capital may, at any time and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)       See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Shares and percentage of Shares beneficially owned by the Reporting Person. The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based upon 50,674,896 Shares outstanding as of November 1, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023. As of the date hereof, the Reporting Person beneficially owned 2,572,142 Shares, constituting approximately 5.1% of the Shares outstanding.

4

CUSIP No. 067806109

(b)       See rows (7) through (10) of the cover page to this Schedule 13D for the Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)       The transactions in the Shares effected by the Reporting Person during the past sixty (60) days, which were all in the open market, are set forth on Schedule A attached hereto.

(d)       No persons other than the Irenic Funds and the Reporting Person have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Irenic Capital, Irenic Evergreen Master, Irenic Opportunity Master, Irenic Schooner, Irenic Capital GP, Irenic Evergreen GP, Irenic Opportunity GP, Messrs. Dodge and Katz (collectively, the “Irenic Group”) and Mr. Lawson entered into a Group Agreement (the “Group Agreement”) in connection with the Annual Meeting, pursuant to which, among other things, the parties agreed (a) to solicit proxies or written consents for the election of certain persons nominated for election to the Board at the Annual Meeting (including those nominated by the Irenic Group), and (b) that the Irenic Group would bear all expenses incurred in connection with the group’s activities, including approved expenses incurred by any of the parties in connection with the solicitation, subject to certain limitations. A copy of the Group Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Reporting Person has signed a letter agreement (the “Indemnification Agreement”) with Mr. Lawson pursuant to which it and its affiliates have agreed to indemnify Mr. Lawson against certain claims arising from the solicitation of proxies from the Issuer’s stockholders in connection with the Annual Meeting and any related transactions. For the avoidance of doubt, such indemnification does not apply to any claims made against Mr. Lawson in his capacity as a director of the Issuer if so elected. A copy of the Indemnification Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

The Reporting Person has entered into a compensation letter agreement (the “Compensation Agreement”) with Mr. Lawson pursuant to which the Reporting Person agreed to pay Mr. Lawson (i) $5,000 in cash upon the execution of such Compensation Agreement, and (ii) $45,000 if Mr. Lawson is elected or appointed to the Board resulting from a nomination or appointment approved by the Irenic Group, or a written agreement between the Irenic Group and the Issuer, with such amount deemed payable to Mr. Lawson effective prior to such election or appointment. Pursuant to the Compensation Agreement, Mr. Lawson has also agreed that, if he is elected or appointed to the Board, he will use the after-tax proceeds from such compensation, or an equivalent amount of other funds, to acquire securities of the Issuer, subject to the Reporting Person’s right to waive such requirement. The Compensation Agreement terminates on the earliest to occur of (i) the Issuer’s appointment or nomination of Mr. Lawson as a director of the Issuer, (ii) the date of any agreement with the Issuer in furtherance of Mr. Lawson’s nomination or appointment as a director of the Issuer, (iii) the Irenic Group’s withdrawal of Mr. Lawson’s nomination for election as a director of the Issuer, and (iv) the date of the Annual Meeting. A copy of the Compensation Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

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CUSIP No. 067806109

Item 7.	Material to be Filed as Exhibits.
99.1	Group Agreement.
99.2	Indemnification Agreement.
99.3	Compensation Agreement.

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CUSIP No. 067806109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2024

Irenic Capital Management LP

By:	Irenic Capital Management GP LLC

By:	/s/ Adam Katz
	Name:	Adam Katz
	Title:	Managing Member

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CUSIP No. 067806109

SCHEDULE A

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased	Price Per Security ($)	Date of Purchase

IRENIC CAPITAL MANAGEMENT LP

Purchase of Common Stock	10,451	26.2244	11/30/2023
Purchase of Common Stock	21,584	26.1172	11/30/2023
Purchase of Common Stock	8,395	26.9543	12/01/2023
Purchase of Common Stock	11,096	26.9045	12/01/2023
Purchase of Common Stock	5,396	27.4783	12/04/2023
Purchase of Common Stock	26,344	27.4783	12/04/2023
Purchase of Common Stock	12,450	27.7316	12/05/2023
Purchase of Common Stock	2,550	27.7316	12/05/2023
Purchase of Common Stock	1,717	27.5457	12/05/2023
Purchase of Common Stock	8,383	27.5457	12/05/2023
Purchase of Common Stock	10,100	27.9841	12/06/2023
Purchase of Common Stock	1,513	27.8978	12/07/2023
Purchase of Common Stock	7,385	27.8978	12/07/2023
Purchase of Common Stock	3,400	28.3141	12/08/2023
Purchase of Common Stock	16,600	28.3141	12/08/2023
Purchase of Common Stock	719	28.0931	12/08/2023
Purchase of Common Stock	3,508	28.0931	12/08/2023
Purchase of Common Stock	1,829	28.5378	12/11/2023
Purchase of Common Stock	8,932	28.5378	12/11/2023
Purchase of Common Stock	1,204	28.5486	12/11/2023
Purchase of Common Stock	8,055	28.5486	12/11/2023
Purchase of Common Stock	765	28.6207	12/11/2023
Purchase of Common Stock	5,119	28.6207	12/11/2023
Purchase of Common Stock	1,939	28.6143	12/12/2023
Purchase of Common Stock	9,468	28.6143	12/12/2023
Purchase of Common Stock	2,550	28.5785	12/12/2023
Purchase of Common Stock	12,450	28.5785	12/12/2023
Purchase of Common Stock	1,700	28.6573	12/12/2023
Purchase of Common Stock	8,300	28.6573	12/12/2023
Purchase of Common Stock	1,700	28.5965	12/12/2023
Purchase of Common Stock	8,300	28.5965	12/12/2023

CUSIP No. 067806109

Purchase of Common Stock	1,300	28.5839	12/12/2023
Purchase of Common Stock	6,349	28.5839	12/12/2023
Purchase of Common Stock	1,732	28.5475	12/12/2023
Purchase of Common Stock	8,454	28.5475	12/12/2023
Purchase of Common Stock	1,300	28.6066	12/13/2023
Purchase of Common Stock	8,700	28.6066	12/13/2023
Purchase of Common Stock	923	28.5935	12/13/2023
Purchase of Common Stock	4,507	28.5935	12/13/2023
Purchase of Common Stock	1,700	28.5780	12/13/2023
Purchase of Common Stock	8,300	28.5780	12/13/2023
Purchase of Common Stock	1,466	28.4876	12/13/2023
Purchase of Common Stock	7,157	28.4876	12/13/2023
Purchase of Common Stock	712	28.4800	12/13/2023
Purchase of Common Stock	4,768	28.4800	12/13/2023
Purchase of Common Stock	3,400	30.0123	12/15/2023
Purchase of Common Stock	16,600	30.0123	12/15/2023
Purchase of Common Stock	1,700	29.9447	12/15/2023
Purchase of Common Stock	8,300	29.9447	12/15/2023
Purchase of Common Stock	1,700	29.9803	12/15/2023
Purchase of Common Stock	8,300	29.9803	12/15/2023
Purchase of Common Stock	1,170	30.1822	12/18/2023
Purchase of Common Stock	5,713	30.1822	12/18/2023
Purchase of Common Stock	814	30.2378	12/18/2023
Purchase of Common Stock	3,974	30.2378	12/18/2023
Purchase of Common Stock	2,000	31.0939	12/20/2023
Purchase of Common Stock	8,000	31.0939	12/20/2023
Purchase of Common Stock	3,000	31.0383	12/20/2023
Purchase of Common Stock	12,000	31.0383	12/20/2023
Purchase of Common Stock	1,287	30.8495	12/20/2023
Purchase of Common Stock	5,150	30.8495	12/20/2023
Purchase of Common Stock	1,868	31.2489	12/21/2023
Purchase of Common Stock	7,473	31.2489	12/21/2023
Purchase of Common Stock	1,100	30.9895	12/21/2023
Purchase of Common Stock	4,402	30.9895	12/21/2023
Purchase of Common Stock	16	31.7300	12/22/2023
Purchase of Common Stock	66	31.7300	12/22/2023
Purchase of Common Stock	1,054	31.8000	12/22/2023
Purchase of Common Stock	4,215	31.8000	12/22/2023
Purchase of Common Stock	140	31.8329	12/22/2023
Purchase of Common Stock	560	31.8329	12/22/2023
Purchase of Common Stock	326	32.4051	12/26/2023
Purchase of Common Stock	1,302	32.4051	12/26/2023
Purchase of Common Stock	4,000	32.8510	12/27/2023
Purchase of Common Stock	16,000	32.8510	12/27/2023
Purchase of Common Stock	2,669	32.7600	12/28/2023
Purchase of Common Stock	10,676	32.7600	12/28/2023
Purchase of Common Stock	3,086	32.6765	12/29/2023
Purchase of Common Stock	12,344	32.6765	12/29/2023
Purchase of Common Stock	10,000	32.2054	01/02/2024
Purchase of Common Stock	40,000	32.2054	01/02/2024

CUSIP No. 067806109

Purchase of Common Stock	10,000	32.4183	01/02/2024
Purchase of Common Stock	40,000	32.4183	01/02/2024
Purchase of Common Stock	25,000	32.0880	01/02/2024
Purchase of Common Stock	100,000	32.0880	01/02/2024
Purchase of Common Stock	5,000	31.9350	01/02/2024
Purchase of Common Stock	20,000	31.9350	01/02/2024
Purchase of Common Stock	10,000	31.8888	01/02/2024
Purchase of Common Stock	40,000	31.8888	01/02/2024
Purchase of Common Stock	10,000	31.9666	01/02/2024
Purchase of Common Stock	40,000	31.9666	01/02/2024
Purchase of Common Stock	20,000	30.9385	01/03/2024
Purchase of Common Stock	80,000	30.9385	01/03/2024
Purchase of Common Stock	20,000	30.5551	01/03/2024
Purchase of Common Stock	80,000	30.5551	01/03/2024
Purchase of Common Stock	7,974	30.3696	01/03/2024
Purchase of Common Stock	31,894	30.3696	01/03/2024
Purchase of Common Stock	20,000	30.4333	01/04/2024
Purchase of Common Stock	80,000	30.4333	01/04/2024
Purchase of Common Stock	10,000	30.4043	01/04/2024
Purchase of Common Stock	40,000	30.4043	01/04/2024
Purchase of Common Stock	10,000	29.8652	01/05/2024
Purchase of Common Stock	40,000	29.8652	01/05/2024
Purchase of Common Stock	13,753	30.1386	01/05/2024
Purchase of Common Stock	55,013	30.1386	01/05/2024
Purchase of Common Stock	4,846	30.3258	01/08/2024
Purchase of Common Stock	19,383	30.3258	01/08/2024
Purchase of Common Stock	33,000	30.7493	01/08/2024
Purchase of Common Stock	3,116	30.7559	01/08/2024
Purchase of Common Stock	33,000	30.2582	01/09/2024
Purchase of Common Stock	9,247	30.1076	01/09/2024
Purchase of Common Stock	6,856	30.1294	01/09/2024
Purchase of Common Stock	63,000	30.3366	01/17/2024
Purchase of Common Stock	93,967	30.6490	01/18/2024